

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 22, 2009

Mr. Zengxing Chen
Chief Executive Officer
NewEra Technology Development Co., Ltd.
25-1303 Dongjin City Suite
East Dongshan Rd., Huaina, Anhui Province
People's Republic of China 232001

> **Re:** **NewEra Technology Development Co., Ltd.**
> **Registration Statement on Form 10**
> **Filed August 26, 2009**
> **File No. 0-53775**

Dear Mr. Chen:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas.

Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

Business, page 3

2.   You state that your date of incorporation (inception) was April 20, 2009. However, we note that elsewhere throughout your filing, for example, in the "Risk Factors" section on page 7, and in "Note 1 to the Financial Statements" on page F-6, you indicate that the date of incorporation was April 17, 2009. Please revise your disclosures to consistently indicate the correct date of your incorporation.

3.   Please provide independent support for your statements at page 3 regarding the macro healthcare environment and China's pharmaceutical industry.

4.   It appears that the study that you reference at page 4 relates to China's pharmaceutical industry in 2007, 2006, and 2005. Please clarify your references to "last year" and "from a year earlier."

Development Plan, page 4

5.   The Form 10 registration statement will become effective by operation of law on October 26, 2009, 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Please revise your disclosure referencing May 1, 2009. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act. Because this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. You may contact us if you need to discuss this alternative.

Risk Factors, page 6

6.   Please remove the reference at page 6 to "selling stockholders."

7.   Please provide a risk factor addressing the risk that you may not be able to continue as a going concern. In this regard, we note that your auditor has expressed substantial doubt that you will be able to continue as a going concern.

We have no cash and no operations…, page 6

8.   You state that payment of your operating expenses and expenses of implementing your business plan is "the responsibility of" your president. Please disclose whether you have any agreements with Mr. Chen regarding the provision of funds

to pay for your operating expenses and to implement your business plan. Please file as an exhibit to your registration statement any such agreement.

Since we have not yet selected any target business . . ., page 6

9.   We note that you do not have any units authorized and you are not registering a securities offering. Please revise your filing to remove the references to "units" and to "this offering." In addition, we note your disclosure that you are subject to the limitation that a target business have its primary operating facilities located in the People's Republic of China. Please advise us how you are subject to such limitation.

We have no existing agreement . . ., page 6

10.   Please provide consistent disclosure throughout your filing regarding your intentions in searching for a target company. For example, you state at page 6 that management has not identified any particular industry or specific business within an industry for evaluation. However, you state at page 4 that you will limit your search for a potential target among China-based pharmaceutical companies.

There is competition for those private companies suitable for a merger . . ., page 7

11.   We note that you repeat the risk factor subtitled, "There is competition for those private companies suitable for a merger transaction of the type contemplated by management." Please eliminate any such duplication.

There is currently no trading market…, page 7

12.   Please revise this risk factor to disclose that a trading market for your common stock may never develop.

There are issues impacting liquidity of our securities . . ., page 9

13.   Please tell us why this risk is relevant to your filing. In the alternative, please remove this risk factor.

Because we may seek to complete a business combination…, page 10

14.   Please provide consistent disclosure in your filing regarding the form of your anticipated business combination. For example, you disclose at pages 5-6 various possible forms of acquisition. However, at page 10 you state that you "will" assist a privately held business to become public through a reverse merger.

Management's Discussion and Analysis of Plan of Operations, page 11

15.   We note your disclosure that you believe that you will be able to meet the costs in the next twelve months related to complying with your Exchange Act reporting obligations and consummating an acquisition through the use of funds in your treasury and from other sources. However, it appears that you have no assets. Please advise. In addition, your disclosure that you will be able to meet these costs through amounts to be loaned by or invested by your "stockholders, management or other investors" does not appear to be consistent with your disclosure that payment of your expenses is the responsibility of your sole officer, director and shareholder. Please revise.

Directors, Executive Officers, Promoters and Control Persons, page 13

16.   Please disclose the principal business of Zhejiang Tiantai Yijie Granolithic Processing Company. See Item 401(e) of Regulation S-K.

17.   It appears that Mr. Chen has no experience in the pharmaceutical industry or in business combination activities. Please add related risk factor disclosure.

Certain Relationships and Related Transactions, page 14

18.   We note your statement in the first paragraph of this section that you issued *1,000,000* shares of common stock to your president, director, and sole stockholder, as founder shares in consideration of his role as incorporator. However, in the next paragraph, on page 15, you state that *110,000,000* shares of common stock were issued as the founder shares. This inconsistency is similarly disclosed in the section titled, "*Recent Sales of Unregistered Securities,*" on page 15. Accordingly, please revise your disclosures to eliminate these inconsistencies in the amount of founder shares issued.

Report of Independent Registered Public Accounting Firm, page F-1

19.   In the future, please include a signed report, obtained from your independent registered public accounting firm, corresponding with any audited financial statements that are included in your filings, to comply with Article 2-02(a) of Regulation S-X.

Notes to Financial Statements, page F-6

Note 2 – Summary of Significant Accounting Policies, page F-6

Recent Accounting Pronouncements, page F-7

20.   In your disclosure pertaining to FSP APB 14-1, you state that you adopted this
        standard on January 1, 2009. You subsequently state that you are evaluating the
        impact that adoption will have on your financial statements and results of
        operations. Accordingly, please revise your disclosure to clarify whether you
        have adopted this standard or are still in the process of evaluating its impacts.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

Mr. Zengxing Chen
NewEra Technology Development Co., Ltd.
September 22, 2009
Page 6

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Donald Delaney at (202) 551-3863 or Chris White, Branch
Chief, at (202) 551-3461 if you have questions regarding comments on the financial
statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his
absence, Laura Nicholson at (202) 551-3584 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director

cc: Gregg Jaclin, Esq. (732) 577-1188